UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024 (Report No. 3)

Commission File Number: 001-36187

EVOGENE LTD.
(Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

CONTENTS

On August 23, 2024, Evogene Ltd., or Evogene, entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with an institutional investor, or the Investor, pursuant to which Evogene agreed to issue and sell to such investors in a registered direct offering, or the Offering, (i) 265,000 ordinary shares, par value NIS 0.20 per share, or the Ordinary Shares, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 1,427,308 Ordinary Shares. The Pre-Funded Warrants have an exercise price of $0.0001 per Ordinary Share, are immediately exercisable and may be exercised at any time until exercised in full.

In a concurrent private placement, or the Private Placement, Evogene also agreed to sell to the Investor unregistered Series A ordinary warrants to purchase up to 1,692,308 Ordinary Shares, or the Series A Warrants, and unregistered Series B ordinary warrants to purchase up to 1,692,308 Ordinary Shares, or the Series B Warrants. Each Ordinary Share (or Pre-Funded Warrant) is being sold with one Series A Warrant to purchase one Ordinary Share and one Series B Warrant to purchase one Ordinary Share at a combined purchase price of $3.25. The Series A Warrants have an exercise price of $3.55 per share, are immediately exercisable upon issuance and will expire five years from issuance. The Series B Warrants have an exercise price of $3.55 per share, are immediately exercisable upon issuance and will expire eighteen months from issuance.

The total gross proceeds to Evogene from the Offering and the Private Placement will be $5.5 million. The closing of the Offering and the Private Placement is expected to occur on or about August 26, 2024, subject to the satisfaction of customary closing conditions.

Pursuant to the Securities Purchase Agreement, Evogene has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents, for a period of 90 days from the closing date of the Offering, subject to certain customary exceptions. Evogene has also agreed not to enter into a variable rate transaction (as defined in the Securities Purchase Agreement) for six months after the closing date of the Offering, subject to certain exceptions as described in the Securities Purchase Agreement.

Evogene also entered into a letter agreement, or the Placement Agency Agreement, with A.G.P./Alliance Global Partners, as sole placement agent, or the Placement Agent, dated August 23, 2024, pursuant to which the Placement Agent agreed to serve as the placement agent for Evogene in connection with the Offering. Evogene agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds received from the sale of the securities sold in the Offering.

The Ordinary Shares, the Pre-Funded Warrants and the Ordinary Shares underlying the Pre-Funded Warrants offered in the Offering will be issued pursuant to a prospectus supplement dated as of August 23, 2024, which will be filed with the Securities and Exchange Commission, or the SEC, in connection with a takedown from Evogene’s shelf registration statement on Form F-3 (File No. 333-277565), which became effective on March 28, 2024.

The Series A Warrants and the Series B Warrant issued in the Private Placement and the Ordinary Shares underlying the Series A Warrant and the Series B Warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Regulation D promulgated thereunder and have not been registered under the Securities Act or applicable state securities laws.

This Report of Foreign Private Issuer on Form 6-K, or the Report, shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Evogene’s press release containing additional details of the Offering is furnished as Exhibit 99.1 hereto. Copies of the form of Securities Purchase Agreement, the Placement Agency Agreement, the Form of Series A Ordinary Warrant, the Form of Series B Warrant and the Form of Pre-Funded Warrant, are filed as Exhibits 10.1, 10.2, 4.1, 4.2 and 4.3, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

The contents of this Report (other than Exhibit 99.1) are incorporated by reference in the registration statements on Form F-3 (File No. 333-277565) and Form S-8 (File No.’s 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, Evogene is using forward-looking statements when it discusses the closing of the Offering. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, conditions for the closing of the Offering, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene’s reports filed with the applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

EXHIBIT INDEX

Exhibit No.

4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
4.3	Form of Pre-Funded Warrant
5.1	Opinion of Meitar | Law Offices
5.2	Opinion of Sullivan & Worcester LLP
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement, dated August 23, 2024
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)
23.2	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2)
99.1	Press Release issued by Evogene Ltd. on August 23, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD. (Registrant)

Date: August 23, 2024	By: /s/ Yaron Eldad
Yaron Eldad Chief Financial Officer